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                             May 24, 2023

       Jane Sheere
       Secretary
       Brookfield Property Partners L.P.
       73 Front Street, 5th Floor
       Hamilton, HM 12, Bermuda

                                                        Re: Brookfield Property
Partners L.P.
                                                            Form 20-F for the
fiscal year ended December 31, 2022
                                                            Filed February 24,
2023
                                                            File No. 001-35505

       Dear Jane Sheere:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the fiscal year ended December 31, 2022

       5.A. Operating Results
       Operating Results, page 58

   1. We note you have identified multiple factors that impact your operating results but it does not appear that you
have separately quantified each factor. For example purposes only, we note your disclosure
that commercial property revenue decreased due to property
                                                        dispositions in your LP
Investments and Core Office segments and the negative impact of foreign currency
translation, partially offset by incremental revenue in your Core Retail portfolio, as the
retail sector continued to recover. When there are multiple factors impacting your
operating results, please revise your disclosures to separately quantify the impact from each
factor.
       Non-IFRS Financial Measures, page 75

   2. We note your reconciliation to arrive at Company FFO on page 78 and LP Investments
 Jane Sheere
Brookfield Property Partners L.P.
May 24, 2023
Page 2
         Company FFO on page 81; specifically, we note your adjustment for BSREP III earnings.
         It appears that such adjustment has the effect of reflecting your proportionate share of
         BSREP III Company FFO and removing investment income related to a distribution you received from BSREP III. In light of the adjustment for BSREP III earnings, please tell us how you have determined these measures are not tailored measures as contemplated in
         Question 100.04 of the Non-GAAP C&DI.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 with any questions.



FirstName LastNameJane Sheere                                Sincerely,
Comapany NameBrookfield Property Partners L.P.
                                                             Division of
Corporation Finance
May 24, 2023 Page 2                                          Office of Real
Estate & Construction
FirstName LastName